UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 9)*
____________________

COMPAÑÍA CERVECERÍAS UNIDAS S.A. UNITED BREWERIES COMPANY, INC. (English translation of Name of Issuer)

(Name of Issuer)

Common Stock, no par value Shares of Common Stock in the form of American Depositary Shares	204429104
(Title of class of securities)	(CUSIP number)

JoBeth G. Brown
Vice President and Secretary
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, Missouri 63118
(314) 577-2000
(Name, address and telephone number of person authorized to receive notices and communications)

November 10, 2004 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 8 Pages)

CUSIP No. 204429104	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Anheuser-Busch Companies, Inc. S.S. OR I.R.S. IDENTIFICATION NO. 43-1162835 OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	☐
		(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 63,695,333

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 63,695,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,695,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 204429104	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Anheuser-Busch International, Inc. S.S. OR I.R.S. IDENTIFICATION NO. 43-1213600 OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	☐
		(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 63,695,333

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 63,695,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,695,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 204429104	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Anheuser-Busch International Holdings, Inc. S.S. OR I.R.S. IDENTIFICATION NO. 51-0348308 OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	☐
		(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 63,695,333

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 63,695,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,695,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 204429104	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Anheuser-Busch International Holdings, Inc. S.S. OR I.R.S. IDENTIFICATION NO. Chile I Limitada OF ABOVE PERSON 98-0346879

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	☐
		(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 63,695,333

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 63,695,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,695,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 204429104	SCHEDULE 13D/A	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON Anheuser-Busch International Holdings, Inc. S.S. OR I.R.S. IDENTIFICATION NO. Chile II Limitada OF ABOVE PERSON 98-0346884

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	☐
		(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 63,695,333

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 63,695,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,695,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%

14	TYPE OF REPORTING PERSON PN

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on January 8, 2001 (the “Schedule 13D”) with the Securities and Exchange Commission by Anheuser-Busch Companies, Inc., Anheuser-Busch International, Inc., Anheuser-Busch International Holdings, Inc., Anheuser-Busch International Holdings, Inc. Chile I Limitada, and Anheuser-Busch International Holdings, Inc. Chile II Limitada, as amended by Amendment No. 1 thereto filed on February 6, 2001, Amendment No. 2 thereto filed on March 5, 2001, Amendment No. 3 thereto filed on March 30, 2001, Amendment No. 4 thereto filed on May 3, 2001, Amendment No. 5 thereto filed on October 5, 2001, Amendment No. 6 thereto filed on March 7, 2003, Amendment No. 7 thereto filed on March 16, 2004, and Amendment No. 8 thereto filed on November 1, 2004. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D, as previously amended.

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On November 10, 2004, Anheuser-Busch International Holdings, Inc. Chile II Limitada executed an agreement (the “Disposition Agreement”) with Celfin, Gardeweg S.A., Corredores de Bolsa (“Celfin”), a Chilean investment banking firm, which provides that Celfin will, subject to the satisfaction of the conditions set forth in the Disposition Agreement, place an order on the Santiago Stock Exchange to purchase all of the Shares directly or beneficially owned by the Reporting Persons at a minimum price of 2,800 Chilean pesos per Share. Celfin is expected to purchase the Shares for the account of certain of its clients, the identity of which has not been disclosed to the Reporting Persons. The Reporting Persons expect such transaction to be completed by November 16, 2004. If such transaction is consummated, it will be in lieu of the potential transaction previously disclosed in Amendment No.8 to this Schedule 13D. There can be no assurance that the Reporting Persons will consummate the transaction described herein or any other disposition of their Shares.

If the sale of the Shares described above is effected, the Shares purchased in such transaction will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and Cerfin has agreed that the resale of the Shares by Cerfin to its clients will be structured so as to satisfy the exemption from registration provided by Regulation S promulgated under the Securities Act.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 is hereby amended and supplemented as follows:

The Disposition Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference. The description of the Disposition Agreement contained in this Amendment is qualified in its entirety to the full text of the exhibits filed hereto.

ITEM 7.	Material to be Filed as Exhibits

Exhibit 99.6 Letter Agreement, dated as of November 10, 2004, by and between Anheuser-Busch International Holdings, Inc. Chile II Limitada and Celfin, Gardeweg S.A., Corredores de Bolsa.

Page 7 of 8 Pages

The undersigned hereby agree that this Statement is filed on behalf of each of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 11, 2004

ANHEUSER-BUSCH COMPANIES, INC.
By:	/s/ William J. Kimmins

Name:	William J. Kimmins
Title:	Vice President and Treasurer

ANHEUSER-BUSCH INTERNATIONAL, INC.
By:	/s/ William J. Kimmins

Name:	William J. Kimmins
Title:	Vice President and Treasurer

ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.
By:	/s/ William J. Kimmins

Name:	William J. Kimmins
Title:	Vice President and Treasurer

ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC. CHILE I LIMITADA
By:	ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC., ITS MANAGING PARTNER
By:	/s/ William J. Kimmins

Name:	William J. Kimmins
Title:	Vice President and Treasurer
ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC. CHILE II LIMITADA
By:	ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC., CHILE I LIMITADA, ITS MANAGING PARTNER
By:	ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC., ITS MANAGING PARTNER
By:	/s/ William J. Kimmins

Name:	William J. Kimmins
Title:	Vice President and Treasurer

Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.6	Letter Agreement, dated as of November 10, 2004, by and among Anheuser-Busch International Holdings, Inc. Chile II Limitada and Celfin, Gardeweg S.A., Corredores de Bolsa.